1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

April 5, 2019

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of a new portfolio of the Company, Global Permanence Portfolio (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2019. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 215 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 12, 2019.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please consider adding active management risk and/or small and mid cap risk to the section of the Fund’s prospectus entitled “Fund Summary—Principal Risks.” In addition, please consider removing the liquidity risk disclosure from the section of the Fund’s prospectus entitled “Fund Summary—Principal Risks.”

Response 1. We respectfully acknowledge the comment; however, we believe active management risk to be appropriately disclosed in the section of the Fund’s prospectus entitled “Additional Information About the Fund’s Investment Strategies and Related Risks—Investment Discretion.” Furthermore, because the

Fund invests primarily in equity securities of established companies with strong name recognition and sustainable competitive advantages, we do not believe that adding small and mid cap risk as a principal risk would appropriately reflect the risk profile of the Fund’s portfolio. Finally, with respect to liquidity risk, we believe that the Fund’s current disclosure is appropriate. The liquidity risk disclosure is designed to capture a general principal risk applicable to the Fund’s portfolio. Depending on market conditions, any security in the Fund’s portfolio could present liquidity risk. Furthermore, liquidity risk is an inherent risk of investing in foreign and emerging market securities, which is a principal investment strategy of the Fund.

Comment 2.	Consistent with the Staff’s position regarding funds with “Global” in their name, please revise the Fund’s disclosure to clarify how the Fund will invest a substantial portion of its assets in the securities of issuers located in multiple countries throughout the world.

Response 2. The disclosure has been revised accordingly.

Comment 3.	Please considering revising “may” to “will” in the last two sentences of the section of the Fund’s prospectus entitled “Fund Summary—Principal Investment Strategies.”

Response 3. We respectfully acknowledge the comment; however, we believe the current disclosure appropriately clarifies the types of investments in which the Fund may generally invest.

Comment 4.	Please supplementally confirm that the Fund does not expect “Acquired Fund Fees and Expenses” to exceed one basis point.

Response 4. We hereby confirm that the Fund does not expect “Acquired Fund Fees and Expenses” to exceed one basis point.

Comment 5.	Please supplementally confirm the Fund’s anticipated investment allocation to private placements and restricted securities.

Response 5. We hereby confirm that the Fund’s anticipated investment allocation, if any, to private placements and restricted securities is not expected to constitute a principal investment strategy of the Fund. In addition, the Adviser will limit and monitor the Fund’s investments in illiquid assets consistent with Rule 22e-4 and as contemplated by its Liquidity Risk Management Program.
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COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 6.	With respect to fundamental investment limitation eight, please consider revising the disclosure to note that the Fund will not concentrate in any industry or group of industries.

Response 6. We respectfully acknowledge the comment; however, we believe that the current disclosure is appropriate and consistent with Section 8(b)(1)(E) of the Investment Company Act and Item 16(c)(1)(iv) of Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,
/s/ Allison Fumai
Allison Fumai
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